

May 7, 2018

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
500C Grand Street
Apartment 3G
New York, New York 10002

  Re: Zev Ventures, Inc.
    Form 10-K for the Year Ended December 31, 2017
    Filed March 28, 2018
    File No. 333-205271

Dear Mr. Turetsky:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Division of Corporation Finance
                Office of Transportation and Leisure